Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(dollars in millions)

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2012	2013	2014	2015	2016	2016	2017
Earnings
Income (loss) before Noncontrolling Interest and Income Taxes	$10	$(57)	$75	$144	$1,460	$420	$472
Fixed Charges	811	862	898	850	2,144	668	1,488

Total Earnings	821	805	973	994	3,604	1,088	1,960

Fixed Charges
Interest Expense	$780	$834	$868	$822	$2,092	$651	$1,452
Amortization of Debt Costs	24	20	21	18	31	11	21
Interest Element of Rentals	7	8	9	10	21	6	15

Total Fixed Charges	$811	$862	$898	$850	$2,144	$668	$1,488

Ratio of Earnings to Fixed Charges(1)	1.01	—	1.08	1.17	1.68	1.63	1.32

(1)	Earnings for the year ended December 31, 2013 were insufficient to cover fixed charges by $57 million. As a result of such deficiency, the ratio is not presented above.